

August 2, 2013

Via E-mail
Mr. Eric Montandon
Chief Executive Officer and Chief Financial Officer
Infrastructure Developments Corporation
299 South Main Street, 13th floor
Salt Lake City, Utah 84111

> **RE: Infrastructure Developments Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 11, 2013**
> **Response dated July 20, 2013**
> **File No. 0-52936**

Dear Mr. Montandon:

We have reviewed your response letter dated July 20, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Consolidated Balance Sheet, page F-3

1. We note your response to comment one in our letter dated June 26, 2013. Your response confirms that you are consolidating Cleanfield Energy, Inc. In this regard, please tell us what the investment in unconsolidated entity line item represents. If this investment is related to Cleanfield Energy, Inc., please help us better understand why you would have an investment in subsidiary recorded on your consolidated financial statements given that all intercompany balances and transactions should be eliminated as your proposed disclosures indicate.

Item 9A. Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 24

2. We note your response to comment two in our letter dated June 26, 2013. Please expand your disclosures to explain what consideration you gave to your material weakness in determining that your disclosure controls and procedures were effective pursuant to Item 307 of Regulation S-K. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. Please provide draft disclosure to be included in future filings.

   If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3854.

                                        Sincerely,

                                        /s/ Melissa N. Rocha

                                        Melissa N. Rocha
                                        Senior Assistant Chief Accountant